Contact

www.linkedin.com/in/jeffrey-carabelos-51180a237 (LinkedIn)
linktr.ee/jeffreycarabelos (Portfolio)

Top Skills

Film Scoring
Music Production
Audio Engineering

Honors-Awards

Best Original Score
Best Original Score

Publications

Meet Jeffrey Carabelos
Meet Jeffrey Carabelos | Film Composer
Meet Jeffrey Carabelos

Jeffrey Carabelos

Film Composer @ Harmonic Alchemy | Music Production, Audio Mixing, Screenwriting | Writer and Producer @ Starfish Film LLC
Wheat Ridge, Colorado, United States

Summary

I’m a film composer, producer, and screenwriter in Denver.
My scoring work includes titles such as I Am Spaceman—a heartwarming family sci-fi whodunnit—The Apprentice: A Star Wars Fan Film, where my score has been acclaimed for capturing the spirit and grandeur of that illustrious galaxy far, far away, and The Story of a Rock, a socially poignant narrative exploring resilience and survival in India’s ethically fraught caste system. This project holds a special place in my portfolio for its ability to connect audiences to real-world struggles, such as migration, displacement, and the strength of the human spirit.

In addition to my work as a composer, I’m a producer and co-writer of the upcoming feature film Starfish, expanding my creative focus to include story development and production.

Collaboration is at the heart of everything I do, and I’m proud to have worked with a slate of satisfied partners who inspire me to push creative boundaries. Let’s connect and create something unforgettable together!

Learn more at jeffreycarabelos.com.

Experience

Harmonic Alchemy LLC

Film Composer
January 2021 - Present (4 years 8 months)
Wheat Ridge, Colorado, United States

Harmonic Alchemy is a music production studio located in Wheat Ridge, Colorado. Founded by Jeffrey Carabelos in 2021, Harmonic Alchemy creates a broad range of musical styles for multimedia projects.

Starfish Film LLC

Screenwriter/Producer/Chief Operating Officer

January 2023 - Present (2 years 8 months)

Denver, Colorado, United States

As a Screenwriter and Producer at Starfish Film LLC, I co-manage all aspects of film production, from development to post-production. I co-wrote the screenplay for Starfish, a feature film based in Denver, overseeing story development and ensuring its creative vision aligns with the director's goals.

In my role as Producer, I handle key production elements, including budgeting, fundraising, scheduling, and team coordination. I work closely with the director and stakeholders to manage logistics, secure resources, and foster collaboration across departments. My focus is on delivering a seamless production process while bringing compelling stories to life.

Little Myths Publishing LLC

Author

February 2021 - Present (4 years 7 months)

Denver, Colorado, United States

I write children's books under Little Myths Publishing. My first book, available for purchase on Amazon and at Barnes and Noble, is There's Love in the Trees.

TōkBud™ by Elevated Mechanics

Business Owner, Project Manager, Sales, Product Design

July 2014 - January 2021 (6 years 7 months)

Denver, Colorado, United States

Founder, Project Manager and Product Designer at Elevated Mechanics, creators of TokBud. I led every aspect of TokBud's development, from concept to launch, designing a unique and innovative product which earned a design patent. My responsibilities included market research, product design, and hands-on management of all stages of development, sales, marketing, and distribution. I also raised $200,000 in seed funding rounds.

Education

University of Colorado Denver

Bachelor of Arts - BA, Psychology · (2007 - 2011)